Filed by Alternative Credit Income Fund pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alternative Credit Income Fund

Commission File No.: 811-23016

File No. of Related Registration Statement: 333-294601

[redacted]

From: SPECIMEN <id@proxyvote.com>
Sent: Wednesday, July 22, 2026 5:29 PM
To: [redacted]
Subject: #SPECIMEN# ALTERNATIVE CREDIT INCOME FUND Important Information % N39573_0_012345678901 _0000001%

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SPECIMEN



Stay Informed!

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You are receiving this notification to educate you on important information related to one or more of your holdings. Details in this material may include investment strategy, performance tracking and other key information.

ALTERNATIVE CREDIT INCOME FUND

Important Materials

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Job #: N39573

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MERGER PROPOSED
PROXY REMINDER TO VOTE

ALTERNATIVE
CREDIT INCOME FUND

Dear Financial Advisor:

This week, your clients who are shareholders of Alternative Credit Income Fund ("ACIF") will be receiving proxy materials in connection with an upcoming Special Meeting of Shareholders (the "Special Meeting") to be held virtually on August 14, 2026 at 1:30 p.m., Eastern Time.

We are requesting that all shareholders vote their shares before the Special Meeting to reduce the risk of adjournment. Their vote is very important regardless of how many shares they own. **If the merger proposal to be voted on at the Special Meeting is approved by ACIF shareholders, prior to the closing of the merger of ACIF with and into BC Partners Lending Corp., ACIF will conduct a one-time discretionary repurchase offer for up to 15% of ACIF's outstanding shares.**

We encourage you to reach out to your clients immediately and request they promptly submit their vote. Voting is quick and easy - see details below on ways to vote.

If you have any questions, please contact ACIF, your consultant or our proxy solicitor, Broadridge, at (866) 530-1438.

Voting as soon as possible will help us reduce costs and avoid unnecessary outreach.

Thank you for your continued support of ACIF.

FOUR WAYS TO VOTE

QUESTIONS?
Call: (866) 530-1438

ONLINE

WWW.PROXYVOTE.COM
Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.

PHONE

WITHOUT A PROXY CARD
Call (866) 530-1438 Monday to Friday, 9:00 a.m. to 10:00 p.m. ET to speak with a proxy specialist.

WITH A PROXY CARD
Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.

QR CODE

WITH A SMARTPHONE
Vote by scanning the Quick Response Code or "QR Code" on the Proxy Card/VIF enclosed.

MAIL

VOTE PROCESSING
Mark, sign and date your ballot and return it in the postage-paid envelope provided.

r44328 -LTR